Exhibit 99.1

São Paulo Bogotá Montevideo Santiago Third Quarter 2021 Earnings NOVEMBER 18, 2021

2 Disclaimer This presentation may contain forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . You can identify these forward - looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others . Forward - looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations . Forward - looking statements are based on our management’s beliefs and assumptions and on information currently available to our management . Forward - looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events . Such forward - looking statements are subject to various risks and uncertainties . Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent Form F - 1 and 424 (b) prospectus, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www . sec . gov . These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings . This presentation does not constitute an offer of any Patria Fund . We prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our subsidiaries or affiliates nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever . We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non - GAAP financial measures, together with their reconciliations, for the periods indicated . We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS . Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies .

3 Patria Reports Third Quarter 2021 Results “ Our results for the 3 rd quarter demonstrate the earnings impact of strong capital deployment in the first half of 2021, and that we are on track to deliver more than $75 million in Fee Related Earnings and $1.00 per share of Distributable Earnings for the full year . We also took a major first step in our M&A growth strategy with the announcement of our combination with Moneda Asset Management. Our portfolio continues to deliver great performance and visible progress on our business plans, and we are well positioned for growth in 2022.” ALEX SAIGH CHIEF EXECUTIVE OFFICER NOVEMBER 18, 2021 – Patria Investments Limited (NASDAQ: PAX) today reported its unaudited results for the third quarter ended September 30, 2021. Conference Call Patria will host its third quarter 2021 investor conference via public webcast on November 18, 2021 at 9:00 a.m. ET. To register, please use the following link: https://edge.media - server.com/mmc/p/oggk226v For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ . About Patria Patria is a leading investment firm in Latin America’s growing private markets, with over 30 years of history, combined assets under management of US$15.1 billion, and a global presence with 10 offices across 4 continents. Patria aims to provide consistent returns in attractive long - term investment opportunities that allow for portfolio diversification through its flagship Private Equity and Infrastructure products, as well as its Country - specific products including Real Estate, Credit and Listed Equities. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for the society. Further information is available at https://www.patria.com/ . Shareholder Relations Contacts JOSH WOOD PatriaShareholdersRelations@patria.com T: +1 917 769 - 1611 E: josh.wood@patria.com ANDRE MEDINA T: +1 345 640 - 4904 E: andre.medina@patria.com Dividend Patria has declared a quarterly dividend of $0.140 per share to record holders of common stock at the close of business on December 2, 2021. This dividend will be paid on December 16, 2021.

4 Patria Reports Third Quarter 2021 Results NOVEMBER 18, 2021

Patria's Third Quarter 2021 IFRS Results

- GAAP Net Income was US$21.5 million for 3Q21 and US$108.0 million year to date ("YTD")

(US$ in millions)	3Q20	3Q21	YTD 3Q20	YTD 3Q21	LTM 3Q20	LTM 3Q21
Revenue from management fees (1)	33.9	38.2	83.1	102.5	109.9	132.3
Revenue from incentive fees	-	-	0.1	0.0	5.3	3.3
Revenue from performance fees (2)	-	2.5	-	89.3	4.8	89.3
Revenue from M&A and monitoring fees	-	-	2.5	-	2.7	0.0
Taxes on revenue (3)	(0.8)	(1.0)	(2.5)	(2.6)	(4.4)	(3.8)
Revenue from services	**33.1**	**39.7**	**83.3**	**189.3**	**118.4**	**221.1**
Personnel expenses (4)	(8.4)	(13.4)	(21.6)	(35.2)	(28.8)	(40.8)
Amortization of intangible assets	(1.5)	(1.4)	(4.4)	(4.4)	(6.0)	(5.9)
Carried interest allocation	-	(0.3)	-	(30.7)	-	(30.7)
Cost of services rendered	**(9.9)**	**(15.2)**	**(26.0)**	**(70.3)**	**(34.8)**	**(77.5)**
Gross profit	**23.2**	**24.5**	**57.2**	**119.0**	**83.7**	**143.6**
Administrative expenses	(2.9)	(3.0)	(8.8)	(9.2)	(14.6)	(15.1)
Other income/(expenses) (5)	0.0	(0.1)	0.1	(2.4)	0.1	(4.6)
Operating income and expenses	**20.3**	**21.4**	**48.6**	**107.3**	**69.2**	**123.9**
Operating income before net financial income/(expense)	**20.3**	**21.4**	**48.6**	**107.3**	**69.2**	**123.9**
Net financial income/(expense)	(0.4)	(0.7)	(0.0)	(0.8)	(0.3)	(1.0)
Income before income tax	**19.9**	**20.7**	**48.5**	**106.5**	**68.9**	**122.9**
Income tax (6)	0.1	0.9	(3.0)	1.5	(3.8)	1.4
Net income for the period	**19.9**	**21.5**	**45.5**	**108.0**	**65.1**	**124.3**

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding.

See notes and definitions at end of document.

5

6 Highlights Combination with Moneda Asset Management on track to close by year - end We are on track to deliver ~ $1.00 per share of DE in 2021, equivalent to a 5% yield at IPO price 25% FRE Growth 1 3Q21 vs 3Q20 22% FEAUM Growth 3Q21 vs 3Q20 Management fee growth of 23% YTD compared to prior YTD period 58% FRE Margin in 3Q21 $314 mn Net Accrued Performance Fees as of September 30 th , up 35% YTD 2 accounting for realizations in the period We are well positioned for FRE to increase by more than 50% in 2022 (1) 3 Q 20 adjusted for comparable compensation structure (2) Reflects total increase in net performance fee accrual when accounting for amounts realized YTD

7 ▪ Total Assets Under Management (“AUM”) of $15.1 billion as of September 30, 2021, up 18% year - over - year ▪ Fee - Earning AUM (“FEAUM”) of $9.2 billion as of September 30, 2021, up 22% year - over - year - Additional $1.4 billion of Pending FEAUM as of September 30, 2021 - Approximately 80% of FEAUM is contracted for more than 5 years or is perpetual ▪ Performance Revenue Eligible AUM (“PREAUM”) of $12.7 billion as of September 30, 2021, representing 84% of Total AUM ▪ Total Fundraising of $274 million over the LTM ▪ Total Deployment of $1.8 billion year to date and $3.2 billion over the LTM ▪ Total Realizations of $192 million over the LTM Patria’s Third Quarter 2021 Summary Financial Measures Key Business Metrics ▪ Fee Related Earnings (“FRE”) of $21.8 million in 3Q21, and $56.7 million year to date ▪ Distributable Earnings (“DE”) of $22.5 million in 3Q21, and $113.7 million year to date ▪ Net Accrued Performance Revenues of $314 million as of September 30, 2021 ▪ Declared quarterly dividend of $0.140 per common share payable on December 16, 2021, totaling $0.710 year to date See notes and definitions at end of document

8 Patria’s Third Quarter 2021 Earnings DE per Share shown for 3 Q 20 and YTD 2020 for illustrative purposes only, using Patria’s post - IPO share count of 136 , 147 , 500 shares FRE - Adjusted for comparable compensation structure adjusts pre - IPO FRE to reflect post - IPO compensation structure for comparison See notes and definitions at end of document . Totals may not add due to rounding . ▪ Distributable Earnings (“DE”) of $22.5 million in 3Q21, and $113.7 million year to date (US$ in millions) 3Q20 3Q21 3Q21 vs. 3Q20 YTD 3Q20 YTD 3Q21 YTD 3Q21 vs. 3Q20 Management Fees 33.9 38.2 4.2 83.1 102.5 19.4 (+) Incentive Fees - 0.0 0.0 0.1 0.0 (0.1) (+) Advisory Fees and Other Revenues (0.1) - 0.1 2.3 - (2.3) (–) Taxes on Revenues (1) (0.7) (0.8) (0.1) (2.4) (2.4) (0.0) Total Fee Revenues 33.1 37.4 4.3 83.3 100.2 16.9 (–) Personnel Expenses (8.6) (12.1) (3.5) (21.7) (32.6) (10.9) (–) Administrative Expenses (2.9) (3.0) (0.1) (8.8) (9.2) (0.4) (–) Placement Fees Amortization and Rebates (2) (0.6) (0.5) 0.1 (1.7) (1.7) 0.0 Fee Related Earnings (FRE) 21.0 21.8 0.8 51.1 56.7 5.6 FRE Margin (%) 63% 58% 61% 57% Realized Performance Fees (After-Tax) - 2.3 2.3 - 89.1 89.1 (–) Carried interest allocation and bonuses (3) - (0.8) (0.8) - (31.2) (31.2) Performance Related Earnings (PRE) - 1.5 1.5 - 57.9 57.9 (+) Realized Net Investment Income (4) (0.4) (0.7) (0.3) 0.1 (0.8) (0.9) Pre-Tax Distributable Earnings 20.6 22.6 2.0 51.2 113.8 62.6 (–) Current Income Tax (5) (0.4) (0.1) 0.3 (0.8) (0.1) 0.7 Distributable Earnings (DE) 20.2 22.5 2.2 50.4 113.7 63.3 DE per Share 0.149 0.165 0.370 0.835 FRE - Adjusted for comparable compensation structure 17.4 21.8 4.4 40.2 56.7 16.4

9 Fee Related Earnings (“FRE”) See notes and definitions at end of document . Totals may not add due to rounding . 63% $21.0 million $21.8 million +25% 3Q 20 3Q21 58% FRE Margin $51.1 million $56.7 million 61% YTD 3Q20 YTD 3Q21 57% FRE Margin ▪ 3Q21 FRE of $21.8 million was up 25% from 3Q20 adjusted for comparable compensation structure ▪ 3Q21 Total Fee Revenues of $37.4 million were up 13% compared to 3Q20 $17.4 $3.6 Adjustment for comparable compensation structure $40.2 $10.9 +41% Adjustment for comparable compensation structure ▪ YTD 3Q21 FRE of $56.7 million was up 41% from the prior YTD period adjusted for comparable compensation structure ▪ YTD 3Q21 Total Fee Revenues of $100.2 million were up 20% compared to the prior YTD period

10 Net Accrued Performance Fees • Net Accrued Performance Fees were $314 million at September 30, 2021, down slightly from $325 million at June 30, 2021, mainly driven by local currency fluctuation in the period • On a YTD basis the performance fee accrual grew by 14% net, and 35% when accounting for realizations of $58 million in the period • $217 million or approximately 70% of the current accrual generated by Private Equity Fund V, which is entering its harvesting period and is expected to be the primary contributor to realizations in the near term See notes and definitions at end of document . Totals may not add due to rounding . 217 42 52 Net Accrued Performance Fees (US$ in millions) US$ 314 mn PE VI 4 PE V IS III Other 1 3Q21 Composition by Fund 2Q 21 3Q21 325 (27) EoP FX US$/BRL 5.00 PE V (2015) PE VI (2019) IS III (2014) EoP FX US$/BRL 5.44 314 4 2 11 Other Period Change in Balance by Fund (Vintage)

11 ▪ Total AUM of $15.1 billion as of September 30, 2021, up 18% compared to $12.7 billion one year ago ▪ $2.7 billion of year - over - year AUM increase was driven by the appreciation of underlying portfolio investments ▪ 84% of Total AUM is eligible to earn performance revenue ▪ Total AUM is comprised of Fair Value of Investments of $10.5 billion and Uncalled Capital of $4.5 billion as of September 30, 20 21 Total Assets Under Management 7.2 9.3 4.6 4.8 1.0 1.0 3Q21 12.7 3Q20 (US$ in billions) 15.1 Private Equity Country - specific Strategies Infrastructure 1.9 2.5 18% US$ 4.5 bn Fair Value of Investments Uncalled Capital 1.0 0.2 % Eligible for Performance Revenue 86% 84% + See notes and definitions at end of document . Totals may not add due to rounding . 7.4 2.4 US$ 10.5 bn 0.8

Fundraising & Portfolio Activity

Fundraising ($mn) Total Platform	3Q21	YTD 3Q21	LTM 3Q21
Total	**2**	**151**	**274**
Private Equity	-	-	-
Infrastructure	-	-	102
Country-specific	2	151	172

Total Deployment[1] ($mn) Closed-end Funds (Invested + Reserved)	3Q21	YTD 3Q21	LTM 3Q21
Total	**19**	**1,812**	**3,174**
Private Equity	-	1,253	1,708
Infrastructure	-	450	1,305
Country-specific	19	109	161

Realizations ($mn) Closed-end Funds	3Q21	YTD 3Q21	LTM 3Q21
Total	**47**	**157**	**192**
Private Equity	15	113	123
Infrastructure	20	20	22
Country-specific	12	23	47

- 2021 has been a year dominated by capital deployment, and lighter on fundraising (off cycle) and realizations
- $1.8bn of total deployment YTD well exceeds our historical pace, and is driving roughly a one-year acceleration of the flagship fundraising cycle
- During 3Q21, we invested or called $250 million of capital that was reserved in prior periods
- Our next vintage Private Equity fund is in the market pending a first closing, and we believe this fund can scale by up to 50% relative to its predecessor
- Fundraising for our first Renewable Energy fund has launched and we expect to raise this fund before coming back to market with the next vintage flagship Infrastructure fund

Deployment Progress for Latest Vintage Funds



Private Equity Fund VI (2019)
44%
52%
96%
Invested/Called²
Reserved³
Infra Fund IV (2019)
16%
64%
80%
0%
25%
50%
75%
100%

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding.

Note: *Total Deployment* represents the incremental capital invested or reserved in the period, as this reflects the most relevant activity driving fee revenue and the fundraising cycle.

12

Fee Earning Assets Under Management

Fee earning AUM

- FEAUM of $9.2 billion are up 22% YoY and generated management fees of $38 million in 3Q21
- $1.4 billion of Pending FEAUM eligible to earn fees once invested/reserved
  - We expect one additional capital allocation from Private Equity fund VI
- Pending FEAUM will be replenished as we raise our next generation Private Equity fund
- More than 80% of FEAUM has a duration of 5 years or longer

Management Fees

- More than 80% of management fees are denominated in US dollars for 3Q21
- 1.65% effective annualized management fee rate for 3Q21

(US$ in billions)



Country-specific Strategies
Infrastructure
Private Equity
+22%
7.5
9.2
0.9
3.3
3.3
0.9
3.4
4.9
1.4
Pending FEAUM
3Q20
3Q21



Remaining Duration
Perpetual
5%
16%
1-3 yrs
3%
3-5 yrs
76%
5+ yrs
US$ 9.2bn

(US$ in millions and %)



Country-specific Strategies
Infrastructure
Private Equity
7%
31%
62%
US$ 38 mn

PATRIA

Note: Patria's Fee Earning AUM reflects the basis that is generating management fees in the current reporting period. Since the flagship Private Equity and Infrastructure funds call for management fees semi-annually (in January and July), capital that is invested or reserved in Q1 and Q2 will flow into FEAUM in Q3, and likewise, capital invested or reserved in Q3 and Q4 will flow in to FEAUM in Q1 of the following year. See notes and definitions at end of document.

13

14 Total AUM & FEAUM Roll Forward (Unaudited) See notes and definitions at end of document Total Assets Under Management (“AUM”) (US$ in millions) Three Months Ended September 30, 2021 Twelve Months Ended September 30, 2021 Total Fee Earning AUM (“FEAUM”) (US$ in millions) Three Months Ended September 30, 2021 Twelve Months Ended September 30, 2021 (US$ in millions) PE Infra Country-Specific Products Total FEAUM 2Q21 3,831 3,291 1,191 8,313 Inflows 1,186 131 26 1,343 Outflows (72) (0) (183) (255) Valuation Impact 0 (2) (84) (86) FX and Other (5) (34) (41) (80) FEAUM 3Q21 4,941 3,385 909 9,236 (US$ in millions) PE Infra Country-Specific Products Total AUM 2Q21 9,741 4,955 1,143 15,840 Funds Raised - - 2 2 Divestments (15) (20) (12) (47) Valuation Impact 195 72 (72) 195 FX (648) (196) (87) (932) Funds Capital Variation (21) 25 8 12 AUM 3Q21 9,253 4,835 981 15,069

Closed-End Funds Investment Record as of 3Q21

	Committed Capital	Deployed + Reserved	Total Invested	Unrealized Investments	Realized Investments	Total Value		Net Returns	
Fund (Vintage)	Total (USD)	%	Value (USD)	Value (USD)	Value (USD)	Value (USD)	Gross MOIC (USD)	Net IRR (USD)	Net IRR (BRL)
Private Equity									
PE I (1997)	234,000	Divested	163,812	-	278,480	278,480	1.7x	4%	7%
PE II (2003)	50,000	Divested	51,648	-	1,053,625	1,053,625	20.4x	92%	75%
PE III (2007)	571,596	Divested	624,464	98,282	1,093,191	1,191,473	1.9x	8%	19%
PE IV (2011)	1,270,853	116%	1,157,658	1,544,843	196,919	1,741,762	1.5x	5%	16%
PE V (2015)	1,807,389	101%	1,420,373	3,452,083	98,118	3,550,201	2.5x	29%	44%
PE VI (2019)	2,689,666	96%	1,095,472	1,415,940	14,193	1,430,133	1.3x	27%	35%
Coinvestments	745,010	100%	745,010	750,065	-	750,065	1.0x	n/m	n/m
Total Private Equity	**7,368,514**		**5,258,437**	**7,261,213**	**2,734,526**	**9,995,739**	**1.9x**	**15%**	**22%**
Infrastructure									
Infra II (2010)	1,154,385	102%	997,679	413,640	823,141	1,236,781	1.2x	1%	12%
Infra III (2014)	1,676,237	113%	1,140,824	1,337,310	574,815	1,912,125	1.7x	9%	22%
Infra IV (2019)	1,941,000	83%	275,230	351,305	-	351,305	1.3x	25%	43%
Coinvestments	793,264	74%	588,124	394,788	439,629	834,417	1.4x	n/m	n/m
Total Infrastructure	**5,673,475**		**3,110,446**	**2,497,044**	**1,991,409**	**4,488,453**	**1.4x**	**5%**	**18%**
Real Estate/Agribusiness	(BRL)	%	(BRL)	(BRL)	(BRL)	(BRL)	(BRL)	(USD)	(BRL)
RE I (2004)	177,362	Divested	168,335	-	459,072	459,072	2.7x		24%
RE II (2009)	996,340	87%	1,010,463	200,034	1,053,634	1,253,668	1.2x		2%
RE III (2013)	1,310,465	86%	1,171,712	700,662	138,079	838,741	0.7x		-11%
Farmland (2018)	149,043	Divested	61,019	1,953	94,612	96,565	1.6x		17%
Coinvestments	1,107,668	100%	1,035,431	67,585	-	67,585	0.1x		-41%
Total Real Estate/Agri	**3,740,879**		**3,446,960**	**970,234**	**1,745,398**	**2,715,632**	**0.8x**		**-14%**

PATRIA

15

16 Reconciliations and Disclosures

Patria's Earnings – 5 quarter view

(US$ in millions)	3Q20	4Q20	1Q21	2Q21	3Q21	YTD 3Q20	YTD 3Q21
Management Fees	33.9	29.7	31.3	33.0	38.2	83.1	102.5
(+) Incentive Fees	-	3.3	-	-	0.0	0.1	0.0
(+) Advisory Fees and Other Revenues	(0.1)	0.2	-	-	-	2.3	-
(–) Taxes on Revenues (1)	(0.7)	(1.4)	(0.7)	(0.8)	(0.8)	(2.4)	(2.4)
Total Fee Revenues	**33.1**	**31.8**	**30.6**	**32.2**	**37.4**	**83.3**	**100.2**
(–) Personnel Expenses	(8.6)	(5.1)	(10.3)	(10.1)	(12.1)	(21.7)	(32.6)
(–) Administrative Expenses	(2.9)	(5.8)	(2.4)	(3.8)	(3.0)	(8.8)	(9.2)
(–) Placement Fees Amortization and Rebates (2)	(0.6)	(0.6)	(0.6)	(0.6)	(0.5)	(1.7)	(1.7)
Fee Related Earnings (FRE)	**21.0**	**20.2**	**17.3**	**17.6**	**21.8**	**51.1**	**56.7**
FRE Margin (%)	**63%**	**63%**	**57%**	**55%**	**58%**	**61%**	**57%**
Realized Performance Fees (After-Tax)	-	-	-	86.8	2.3	-	89.1
(–) Carried interest allocation and bonuses (3)	-	-	-	(30.4)	(0.8)	-	(31.2)
Performance Related Earnings (PRE)	**-**	**-**	**-**	**56.4**	**1.5**	**-**	**57.9**
(+) Realized Net Investment Income (4)	(0.4)	(0.1)	(0.3)	0.1	(0.7)	0.1	(0.8)
Pre-Tax Distributable Earnings	**20.6**	**20.0**	**17.0**	**74.2**	**22.6**	**51.2**	**113.8**
(–) Current Income Tax (5)	(0.4)	(0.1)	-	-	(0.1)	(0.8)	(0.1)
Distributable Earnings (DE)	**20.2**	**19.9**	**17.0**	**74.2**	**22.5**	**50.4**	**113.7**
DE per Share	**0.149**	**0.146**	**0.125**	**0.545**	**0.165**	**0.370**	**0.835**
Additional Metrics							
Total Assets Under Management	12,733	14,408	14,116	15,840	15,069	12,733	15,069
Fee-Earning Assets Under Management	7,548	7,713	8,033	8,313	9,236	7,548	9,236

PATRIA

See notes and definitions at end of document

17

Reconciliation of IFRS to Non-GAAP Measures

	Quarter					YTD		LTM	
(US$ in millions)	3Q20	4Q20	1Q21	2Q21	3Q21	YTD 3Q20	YTD 3Q21	LTM 3Q20	LTM 3Q21
Management Fees	33.9	29.7	31.3	33.0	38.2	83.1	102.5	109.9	132.3
(+) Incentive Fees	-	3.3	-	-	0.0	0.1	0.0	5.3	3.3
(+) Advisory Fees and Other Revenues	(0.1)	0.2	-	-	-	2.3	-	2.6	0.2
(–) Taxes on Revenues	(0.7)	(1.4)	(0.7)	(0.8)	(0.8)	(2.4)	(2.4)	(3.6)	(3.8)
Total Fee Revenues	**33.1**	**31.8**	**30.6**	**32.2**	**37.4**	**83.3**	**100.2**	**114.3**	**131.9**
(–) Personnel Expenses	(8.6)	(5.1)	(10.3)	(10.1)	(12.1)	(21.7)	(32.6)	(29.3)	(37.7)
(–) Administrative Expenses	(2.9)	(5.8)	(2.4)	(3.8)	(3.0)	(8.8)	(9.2)	(14.6)	(15.1)
(–) Placement Fees Amortization and Rebates	(0.6)	(0.6)	(0.6)	(0.6)	(0.5)	(1.7)	(1.7)	(2.3)	(2.3)
Fee Related Earnings (FRE)	**21.0**	**20.2**	**17.3**	**17.6**	**21.8**	**51.1**	**56.7**	**68.1**	**76.8**
Realized Performance Fees (After-Tax)	-	-	-	86.8	2.3	-	89.1	4.3	89.1
(–) Carried interest allocation and bonuses	-	-	-	(30.4)	(0.8)	-	(31.2)	-	(31.2)
Performance Related Earnings (PRE)	**-**	**-**	**-**	**56.4**	**1.5**	**-**	**57.9**	**4.3**	**57.9**
(+) Realized Net Investment Income	(0.4)	(0.1)	(0.3)	0.1	(0.7)	0.1	(0.8)	(0.2)	(1.0)
Pre-Tax Distributable Earnings	**20.6**	**20.0**	**17.0**	**74.2**	**22.6**	**51.2**	**113.8**	**72.2**	**133.8**
(–) Current Income Tax	(0.4)	(0.1)	-	-	(0.1)	(0.8)	(0.1)	(2.4)	(0.2)
Distributable Earnings (DE)	**20.2**	**19.9**	**17.0**	**74.2**	**22.5**	**50.37**	**113.7**	**69.8**	**133.6**
(-) Deferred Taxes (1)	0.5	(0.1)	(0.5)	1.2	0.9	(2.2)	1.6	(1.4)	1.6
(-) Amortization of contractual rights (2)	(0.9)	(0.9)	(0.9)	(0.9)	(0.9)	(2.7)	(2.7)	(3.7)	(3.6)
(-) Tracking shares - Officers' fund (3)	0.2	(0.5)	(0.1)	(0.5)	(0.8)	0.1	(1.4)	0.5	(1.9)
(-) Performance Share Plan (4)	-	-	-	(0.6)	(0.1)	-	(0.7)	-	(0.7)
(-) IPO Expenses & other non-recurring transaction costs (5)	-	(2.2)	(2.4)	0.0	(0.1)	-	(2.5)	-	(4.6)
Net income for the period	**19.9**	**16.3**	**13.1**	**73.4**	**21.5**	**45.5**	**108.0**	**65.1**	**124.3**

PATRIA

See notes and definitions at end of document

18

19 IFRS Balance Sheet Results See notes and definitions at end of document (US$ in millions) 12/31/2020 9/30/2021 (US$ in millions) 12/31/2020 9/30/2021 Assets Liabilities and Equity Cash and cash equivalents (1) 14.1 44.3 Personnel and related taxes (4) 12.8 20.0 Short term investments (1) 9.9 250.8 Taxes payable 1.1 0.5 Accounts receivable (2) 24.0 119.1 Dividends payable 23.2 - Project advances 1.3 2.4 Other liabilities 6.9 34.3 Other assets 3.7 4.0 Carried interest allocation (5) - 30.7 Recoverable taxes 0.7 0.8 Current liabilities 44.0 85.5 Current Assets 53.7 421.4 Personnel liabilities 1.5 2.5 Accounts receivable 22.0 22.0 Deferred tax liabilities 0.2 0.5 Deferred tax assets 2.3 4.0 Other liabilities 2.4 1.8 Project advances 0.5 0.7 Other assets 0.5 0.4 Non-current liabilities 4.1 4.8 Long term investments (3) 2.0 7.9 Property and equipment 3.8 3.8 Capital 0.0 0.0 Intangible assets 22.4 18.3 Additional paid-in capital 1.6 300.4 Performance Share Plan (6) - 0.7 Non-current assets 53.5 57.1 Retained earnings 62.0 93.8 Cumulative translation adjustment (6.3) (6.7) Equity attributable to the owners of the parent57.3 388.2 Non-controlling interests (7) 1.8 - Equity 59.1 388.2 Total Assets 107.2 478.5 Total Liabilities and Equity 107.2 478.5

20 Notes Notes to page 5 – Patria’s Third Quarter 2021 IFRS Results (1) Increase in management fee revenues from prior year due to an increase in capital deployed by Private Equity Fund VI (2) Increase in revenues due to performance fees receivable determined in accordance with the funds offering documents, based on the expected value for which it is highly probable that a significant reversal will not subsequently occur (3) Taxes on revenue represent taxes charged directly on services provided in some of the countries where the Company operates (4) The increase is due mainly to the change in compensation structure post - IPO (5) IPO expenses and IPO bonuses related to the Initial Public Offering concluded on January 21 , 2021 , and other non - recurring transaction costs (6) Income tax includes both current and deferred tax expenses for the period Notes to pages 8 – Patria’s Third Quarter 2021 Earnings and 17 – Patria’s Earnings – 5 quarter view (1) Taxes on revenue have been adjusted from the comparable line in our IFRS results on page 5 to remove Taxes on Realized Performance Fees which are excluded from Patria’s Fee Related Earnings (2) Placement Fees Amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds (3) Performance fee payable to carried interest vehicle have been excluded from performance related earnings (4) Realized Net Investment Income includes both Net Financial Income and Expenses and Other Income and Expenses net of non - current IPO Expenses (5) Current Income Tax represents tax expenses based on each jurisdiction’s tax regulations ; it is the Income Tax discounted by the Deferred Tax Expenses Notes to page 10 – Net Accrued Performance Fees (1) Other includes Private Equity funds III and IV, and Infrastructure funds II and IV Notes to page 12 – Fundraising & Portfolio Activity (1) Total Deployment represents the incremental capital invested or reserved for investments in closed - end funds during the period (2) Invested/Called represents the total capital called for investments and for fees & expenses (3) Reserved includes binding/reserved capital for investments and reserved capital for fees & expenses yet to be called/deployed

21 Notes Notes to page 14 – Total AUM & FEAUM Roll Forward (Unaudited) (1) Inflows for FEAUM during the period reflect new fundraising for funds charging fees based on committed capital, plus deployed (or reserved) capital for funds charging fees based on deployed capital (2) Outflows for FEAUM during the period reflect the impact of divestments as well as changes in the effective fee basis from committed to deployed capital Notes to Page 18 – Reconciliation of IFRS to Non - GAAP Measures (1) Income Taxes have been adjusted to remove Deferred Taxes which are excluded from Patria’s Distributable Earnings . Deferred Taxes arise from taxable temporary differences mostly derived from non - deductible employee profit sharing expenses (2) This adjustment removes Amortization of Contractual Rights which are excluded from Patria’s Distributable Earnings . This amount refers to the amortization of intangibles associated with Patria’s acquisition of P 2 Group (3) Personnel expenses have been adjusted to remove the Officers’ Fund tracking shares which are excluded from Patria’s Fee Related Earnings . This amount reflects the valuation change of the tracking shares in the period (4) Personnel expenses have been adjusted to remove the impact from granting rights to management and employees to purchase shares in relation to the share - based incentive plan introduced . The amount reflects the equity recognized based on expected vesting criteria being met (5) Administrative Expenses have been adjusted to remove non - recurring expenses associated with Patria’s IPO and other non - recurring transaction costs which are excluded from Patria’s Fee Related Earnings Notes to Page 19 – IFRS Balance Sheet Results (1) September 30 , 2021 , balances includes US $ 284 million of IPO proceeds (2) The increase in current accounts receivable reflects US $ 88 . 9 m of performance fees receivable (3) The movement in Long - term investments reflects foreign exchange rate fluctuations on investments in fund Patria Infra Core FIP (4) The movement reflects the accrual for purposes of profit - sharing for 9 months of 2021 (5) The outstanding amount reflects 35 % of performance fees receivable to be paid to carried interest vehicle (6) Other reserves reflect the share - based incentive plan on granting of rights to buy shares (7) As part of the corporate reorganization, prior period non - controlling interests in Patria Investimentos Ltda . are now fully consolidated at 100 % ownership

22 Definitions • Distributable Earnings (DE) is used to assess our performance and capabilities to distribute dividends to shareholders . DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses), and other income/(expenses) . DE is derived from and reconciled to, but not equivalent to, its most directly comparable GAAP measure of net income . • Fee Related Earnings (FRE) is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis . FRE is calculated as management, incentive and M&A and monitoring fees, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted for the impacts of equity base compensation and non - recurring expenses . • Incentive Fees are realized performance - based fees coming from perpetual capital funds (i . e . open - ended funds) when the returns from such funds surpass the relevant benchmark for such fund, and are included in FRE because they represent a source of revenues that are measured and received on a recurring basis and are not dependent on realization events from the underlying investments within perpetual capital funds, although the amount of incentive fees may fluctuate based on the performance of perpetual capital funds relative to the relevant benchmark . • Performance Related Earnings (PRE) refer to realized performance fees (net of related taxes) less realized performance fee compensation allocated to our investment professionals . We earn performance fees from certain of our closed - end funds, representing a specified allocation of profits generated on eligible third - party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund . • Net Accrued Performance Fees represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings . • Total Assets Under Management (Total AUM) refers to the total capital funds managed by us plus the investments directly made by others in the invested companies when offered by us as co - investments . In general, Total AUM equals the sum of ( i ) the fair value of the investments of each one of the funds and co - investments ; and (ii) uncalled capital, which is the difference between committed and called capital . • Fee Earning Assets Under Management (FEAUM) is measured as the total capital managed by us on which we derive management fees as of the reporting date . Management fees are based on “net asset value,” “adjusted cost of all unrealized portfolio investments,” “capital commitments,” or “invested capital” plus “reserved capital” (if applicable), each as defined in the applicable management agreement . • Pending FEAUM refers to committed capital that is eligible to earn management fees, but is not yet activated per the basis defined in the applicable management agreement . • Remaining Duration of FEAUM reflects the contracted life of management fees from the reporting date for our current FEAUM, based on applicable management agreements . • Gross MOIC represents the Gross Multiple on Invested Capital, and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital . • Net IRR represents the cash - weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals . Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund .